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                                                                    Exhibit 17

                                 August 8, 1995

PERSONAL & CONFIDENTIAL
TO BE OPENED BY ADDRESSEE ONLY

VIA HAND DELIVERY

Mr. V.H. Van Horn
President and Chief Executive Officer
National Convenience Stores Incorporated
100 Waugh Drive
Houston, Texas 77007

Dear Pete:

     As I mentioned when we met earlier today, I am writing to formally confirm The Circle K Corporation's offer to acquire all of the outstanding equity of National Convenience Stores Incorporated ("NCS") at a price of $17 per share of common stock, net to the sellers, in cash.

     We believe that this proposal presents an extremely attractive opportunity for your stockholders at a price which provides them a significant premium. We hope that you and your Board of Directors will view this offer, as we do, as an excellent opportunity for the stockholders of NCS to realize full value for their shares to an extent not likely to be available to them in the marketplace.

     The complementary nature of NCS's strong market position in Houston, San Antonio and Dallas, where we do not have a significant presence, with Circle K's strong operations in other markets in the Southwest will make the combination a strong one. We also believe that a significant opportunity exists to improve the performance of NCS's assets through the economies of scale and operating efficiencies which will result from a combination with Circle K.

     We are prepared to complete a definitive acquisition agreement very swiftly. Our lead lending institution, Chemical Bank, has already advised us that it will provide the financing necessary to complete this transaction.

     Our valuation of NCS is based upon a careful review of publicly available information. We are, of course, willing to consider any additional information that you may wish to provide to us if you believe it would support a higher price.

     Should you have any questions concerning this offer, please feel free to contact me at any time. Our financial advisor, David Glaser of Bear, Stearns & Co. Inc. (212-272-3763), is also available to address any issues that may arise.

     We trust that you and your Board of Directors will give our offer prompt and serious consideration so that we may move forward, in our preferred course, to a negotiated transaction. Thus, we would appreciate your response to our proposal as soon as practicable.

                                            Sincerely yours,

                                            John F. Antioco
                                            President and Chief Executive
                                            Officer
                                            The Circle K Corporation

cc: Board of Directors of
    National Convenience Stores Incorporated